Exhibit 99.1

NeuroSense CEO Recaps 2022 Achievements & Presents 2023 Catalysts

View video here: LINK

CAMBRIDGE, Mass., Feb. 13, 2023 /PRNewswire/ -- NeuroSense Therapeutics Ltd. (NASDAQ: NRSN) (“NeuroSense”), a company developing treatments for severe neurodegenerative diseases, today released a corporate update video from its Founder and CEO Alon Ben-Noon.

The company believes that 2023 presents many opportunities for growth at NeuroSense as topline results are expected in the second half of the year from its Phase 2b PARADIGM clinical trial in amyotrophic lateral sclerosis (ALS). The PARADIGM protocol is now approved for enrollment in four countries: Israel, Italy, Canada, and Germany. Based on recently announced positive AD biomarker study results, NeuroSense plans to commence a Phase 2 study in Alzheimer’s disease in the first half of 2023. In the coming weeks, NeuroSense expects to announce biomarker study results in Parkinson’s disease as well.

“Reflecting on this past year, NeuroSense’s strong performance in 2022 gives great cause for optimism,” stated Alon Ben-Noon. “I thank our dedicated team, collaborators, shareholders, and the ALS community.”

Video highlights include the following:

ALS Clinical Program for Lead Drug Candidate PrimeC

●	PARADIGM: Phase 2b double-blind, placebo-controlled, multinational clinical trial aims to assess PrimeC’s efficacy, as well as safety & tolerability, in people living with ALS.

●	Over 50% of the 69 patients have been enrolled, and additional clinical sites are expected to open in the coming weeks.

●	Enrollment is expected to be completed in H1 2023.

●	Topline results are expected in H2 2023.

●	Both a single-dose and a multi-dose Phase 1 open-label, randomized, three-treatment, three-period crossover pharmacokinetic (PK) study were carried out in the US under an FDA-cleared IND protocol.

●	Results suggest that the PK profile of PrimeC supports the formulation’s extended release properties, as the active components are released simultaneously.

Pipeline

●	Novel biomarkers found in Alzheimer’s disease patients were identified in the Company’s studies carried out in 2022, with final results announced in January 2023. These biomarkers could potentially be modulated by the Company’s combination therapy platform.

●	The Company intends to conduct a Phase 2 double-blind proof-of-concept study to assess the therapeutic potential of its platform combination drug therapy in AD. This study is expected to commence in the first half of 2023, under the current 2023 budget.

●	A Parkinson’s disease biomarker study is ongoing with results expected in the next few weeks.

The company invites anyone who is interested to watch the video for more on NeuroSense’s progress to date and an overview of upcoming catalysts and milestones: LINK

About NeuroSense

NeuroSense Therapeutics, Ltd. is a clinical-stage biotechnology company focused on discovering and developing treatments for patients suffering from debilitating neurodegenerative diseases. NeuroSense believes that these diseases, which include amyotrophic lateral sclerosis (ALS), Alzheimer’s disease and Parkinson’s disease, among others, represent one of the most significant unmet medical needs of our time, with limited effective therapeutic options available for patients to date. Due to the complexity of neurodegenerative diseases and based on strong scientific research on a large panel of related biomarkers, NeuroSense’s strategy is to develop combined therapies targeting multiple pathways associated with these diseases.

For additional information, we invite you to visit our website and follow us on LinkedIn and Twitter.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on NeuroSense Therapeutics’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding patent applications; the company’s PrimeC development program; the potential for PrimeC to safely and effectively target ALS; preclinical and clinical data for PrimeC; the timing of the report of topline results of PARADIGM; the timing of commencement of our Phase 2 study in Alzheimer’s; the timing of current and future clinical trials; the nature, strategy and focus of the company and further updates with respect thereto; and the development and commercial potential of any product candidates of the company. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Forward looking statements are subject to a number of risks and uncertainties, including a delay in the reporting of top-line results from our ALS Phase 2b clinical trial, a delay in commencement of our Phase 2 study in Alzheimer’s and a delay in other clinical and regulatory milestones. The future events and trends may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements. You should not rely on these statements as representing our views in the future. More information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 14, 2022. Forward-looking statements contained in this announcement are made as of this date, and NeuroSense Therapeutics Ltd. undertakes no duty to update such information except as required under applicable law.

Video: https://youtu.be/sWEmVSDPbDg
Logo: https://mma.prnewswire.com/media/1707291/NeuroSense_Therapeutics_Logo.jpg

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